

October 2, 2012

<u>Via E-mail</u>
Mr. Jonathan Hornaday
Corporate Secretary
Crescent Financial Bancshares, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, North Carolina 27612

> **Re: Crescent Financial Bancshares, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed September 13, 2012**
> **Supplemental Proxy Materials**
> **Provided October 1, 2012**
> **File No. 000-32951**

Dear Mr. Hornaday:

We have limited our review of your proxy statement to those issues we have addressed in our comments.

1. Please revise the proxy statement to include the disclosure required by Item 14 of Schedule 14A, as required by Note A of the Schedule.

2. Please revise to include the pro forma financials for the ECB transaction required by Item 14(b)(11) of Schedule 14A and Article 11 of Regulation S-X.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your revised preliminary information statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief